SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 13, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q13 results

São Paulo, August  13, 2013 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the second quarter 2013 (2Q13). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2012.

SBSP3: R$ 21.78 / share SBS: US$ 9.49 (ADR=1 share) Total shares: 683,509,869 Market Value: R$ 14.9 billion Closing Price: 08/13/2013

1. Financial highlights

							R$ million
	2Q12	2Q13	Chg. (R$)%		1S12	1S13	Chg. (R$)%
(+) Gross operating revenue	2,048.6	2,307.4	258.8	12.6	4,237.9	4,626.3	388.4	9.2
(+) Construction revenue	577.8	656.9	79.1	13.7	1,128.7	1,152.4	23.7	2.1
(-) COFINS and PASEP taxes	151.4	168.0	16.6	11.0	313.9	337.4	23.5	7.5
(=) Net operating revenue	2,475.0	2,796.3	321.3	13.0	5,052.7	5,441.3	388.6	7.7
(-) Costs and expenses	1,286.8	1,438.3	151.5	11.8	2,621.6	2,870.9	249.3	9.5
(-) Cunstruction costs	565.5	643.2	77.7	13.7	1,104.9	1,129.2	24.3	2.2
(+) Equity result	(1.3)	(0.1)	1.2	(92.3)	(3.1)	(0.2)	2.9	(93.5)
(+) Other operating revenue/expenses	18.4	1.5	(16.9)	(91.8)	26.9	10.3	(16.6)	(61.7)
(=) Earnings before financial result, income tax and social
contribution	639.8	716.2	76.4	11.9	1,350.0	1,451.3	101.3	7.5
(+) Net financial	(331.4)	(207.3)	124.1	(37.4)	(286.4)	(179.9)	106.5	(37.2)
(=) Earnings before income tax and social contribution	308.4	508.9	200.5	65.0	1,063.6	1,271.4	207.8	19.5
(+) Income tax and social contribution	(15.6)	(147.2)	(131.6)	843.6	(278.9)	(413.5)	(134.6)	48.3
Net Income	292.8	361.7	68.9	23.5	784.7	857.9	73.2	9.3
Earnings per share (R$)	0.43	0.53			1.15	1.26

Adjusted EBITDA Reconciliation (Non-accounting measures)

							R$ million
	2Q12	2Q13	Chg. (R$)%		1S12	1S13	Chg. (R$)%
Net income	292.8	361.7	68.9	23.5	784.7	857.9	73.2	9.3
(+) Income tax and social contribution	15.6	147.2	131.6	843.6	278.9	413.5	134.6	48.3
(+) Net financial	331.4	207.3	(124.1)	(37.4)	286.4	179.9	(106.5)	(37.2)
(+) Other operating revenues/expenses	(18.4)	(1.5)	16.9	(91.8)	(26.9)	(10.3)	16.6	(61.7)
(=) Earnings before financial result (EBIT)	621.4	714.7	93.3	15.0	1,323.1	1,441.0	117.9	8.9
(+) Depreciation and amortization	177.0	196.7	19.7	11.1	363.5	391.9	28.4	7.8
(=) Adjusted EBITDA *	798.4	911.4	113.0	14.2	1,686.6	1,832.9	146.3	8.7
(%) Adjusted EBITDA margin	32.3	32.6			33.4	33.7

(*) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution (income federal taxes); (iii) financial result and (iv) other operating expenses, net.

In 2Q13, net operating revenue reached R$ 2.8 billion, a 13.0% growth compared to 2Q12.

Costs and expenses, including construction costs, in the amount of R$ 2.1 billion grew 12.4% over 2Q12.

EBIT grew 15.0%, from R$ 621.4 million in 2Q12 to R$ 714.7 million in 2Q13.

Adjusted EBITDA increased 14.2%, from R$ 798.4 million in 2Q12 to R$ 911.4 million in 2Q13.

The adjusted EBITDA margin was 32.6% in 2Q13 in comparison to 32.3% in the same period of 2012. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 42.0% in 2Q13 (41.4% in 2Q12).

Net income totaled R$ 361.7 million in 2Q13, 23.5% higher than in 2Q12.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.0 billion in 2Q12 to R$ 2.3 billion in 2Q13, an increase of R$ 258.8 million or 12.6%.

The main factors that led to this variation were:

•         Tariff adjustment of 5.15% since September 2012;

•         The tariff repositioning index of 2.35% applied since April 2013; and

•         Increase of 3.5% in the Company’s total billed volume (3.3% in water and 3.8% in sewage).

3. Construction revenue

Construction revenue increased R$ 79.1 million or 13.7%, when compared to 2Q12. This variation was mainly due to lower investments in 2Q13, in comparison to the same period of the previous year.

4. Billed volume

The following tables show the water and sewage billed volume per customer category and region in 2Q12, 2Q13, 1S12 and 1S13.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q12	2Q13%		2Q12	2Q13%		2Q12	2Q13%
Residential	371.5	383.6	3.3	307.0	318.7	3.8	678.5	702.3	3.5
Commercial	42.6	43.7	2.6	39.7	40.8	2.8	82.3	84.5	2.7
Industrial	9.3	9.7	4.3	10.6	11.7	10.4	19.9	21.4	7.5
Public	14.1	14.1	-	10.9	10.9	-	25.0	25.0	-
Total retail	437.5	451.1	3.1	368.2	382.1	3.8	805.7	833.2	3.4
Wholesale	73.8	74.4	0.8	7.2	7.5	4.2	81.0	81.9	1.1
Reused water	0.1	3.0	-	-	-	-	0.1	3.0	-
Total	511.4	528.5	3.3	375.4	389.6	3.8	886.8	918.1	3.5
	1S12	1S13%		1S12	1S13%		1S12	1S13%
Residential	756.1	772.6	2.2	622.3	639.9	2.8	1,378.4	1,412.5	2.5
Commercial	85.6	86.8	1.4	79.4	80.7	1.6	165.0	167.5	1.5
Industrial	18.9	19.3	2.1	20.9	22.2	6.2	39.8	41.5	4.3
Public	27.2	26.9	(1.1)	21.0	21.1	0.5	48.2	48.0	(0.4)
Total retail	887.8	905.6	2.0	743.6	763.9	2.7	1,631.4	1,669.5	2.3
Wholesale	147.1	149.0	1.3	13.5	14.8	9.6	160.6	163.8	2.0
Reused water	0.2	8.7	-	-	-	-	0.2	8.7	-
Total	1,035.1	1,063.3	2.7	757.1	778.7	2.9	1,792.2	1,842.0	2.8

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q12	2Q13%		2Q12	2Q13%		2Q12	2Q13%
Metropolitan	290.2	298.8	3.0	247.6	255.1	3.0	537.8	553.9	3.0
Regional (2)	147.3	152.3	3.4	120.6	127.0	5.3	267.9	279.3	4.3
Total retail	437.5	451.1	3.1	368.2	382.1	3.8	805.7	833.2	3.4
Wholesale	73.8	74.4	0.8	7.2	7.5	4.2	81.0	81.9	1.1
Reused water	0.1	3.0	-	-	-	-	0.1	3.0	-
Total	511.4	528.5	3.3	375.4	389.6	3.8	886.8	918.1	3.5
	1S12	1S13%		1S12	1S13%		1S12	1S13%
Metropolitan	583.4	595.6	2.1	495.9	507.4	2.3	1,079.3	1,103.0	2.2
Regional (2)	304.4	310.0	1.8	247.7	256.5	3.6	552.1	566.5	2.6
Total retail	887.8	905.6	2.0	743.6	763.9	2.7	1,631.4	1,669.5	2.3
Wholesale	147.1	149.0	1.3	13.5	14.8	9.6	160.6	163.8	2.0
Reused water	0.2	8.7	-	-	-	-	0.2	8.7	-
Total	1,035.1	1,063.3	2.7	757.1	778.7	2.9	1,792.2	1,842.0	2.8

(1) Unaudited

(2) Including coastal and countryside

5. Costs, administrative expenses, selling and construction

In 2Q13, costs of sales and services rendered, construction, administrative and selling expenses grew 12.4% (R$ 229.2 million). Excluding construction costs, total costs and expenses grew 11.8%. As a percentage of net revenue, cost and expenses decreased from 74.8% in 2Q12 to 74.4% in 2Q13.

								R$ million
	2Q12	2Q13	Chg. (R$)%		1S12	1S13	Chg. (R$)%
Payroll and benefits	443.6	492.0	48.4	10.9	849.9	953.8	103.9	12.2
Supplies	43.2	49.4	6.2	14.4	83.7	93.7	10.0	11.9
Treatment supplies	51.4	55.2	3.8	7.4	96.0	120.0	24.0	25.0
Services	252.6	295.1	42.5	16.8	517.5	523.9	6.4	1.2
Electric power	147.6	133.0	(14.6)	(9.9)	298.0	277.8	(20.2)	(6.8)
General expenses	123.7	186.3	62.6	50.6	291.5	401.8	110.3	37.8
Tax expenses	11.1	11.8	0.7	6.3	46.1	51.8	5.7	12.4
Sub-total	1,073.2	1,222.8	149.6	13.9	2,182.7	2,422.8	240.1	11.0
Depreciation and amortziation	177.0	196.7	19.7	11.1	363.5	391.9	28.4	7.8
Credit write-offs	36.6	18.8	(17.8)	(48.6)	75.4	56.2	(19.2)	(25.5)
Sub-total	213.6	215.5	1.9	0.9	438.9	448.1	9.2	2.1
Costs and expenses	1,286.8	1,438.3	151.5	11.8	2,621.6	2,870.9	249.3	9.5
Construction costs	565.5	643.2	77.7	13.7	1,104.9	1,129.2	24.3	2.2
Costs, adm., selling and construction expenses	1,852.3	2,081.5	229.2	12.4	3,726.5	4,000.1	273.6	7.3
% of net revenue	74.8	74.4			73.8	73.5

5.1. Payroll and benefits

In 2Q13 payroll and benefits grew R$ 48.4 million or 10.9%, from R$ 443.6 million to R$ 492.0 million, due to the following:

•         6.17% increase in wages since May 2012 and of 8.00% since May 2013, and also the implementation of the Company’s new career and wage plan, with an impact of approximately R$ 31.0 million;

•         R$ 6.5 million upturn in the provision for the Defined Benefit Plan, arising from changes in actuarial assumptions;

•         Provision referring to TAC (Conduct Adjustment Term) of retirees increased by R$ 2.8 million, mainly due to wage adjustments in the period; and

•         R$ 2.8 million increase in overtime pay, mainly due to wage adjustment in the period.

5.2. Supplies

In 2Q13, expenses with supplies increased by R$ 6.2 million or 14.4%, when compared to the previous year, from R$ 43.2 million to R$ 49.4 million, mostly due to: (i) preventive and corrective maintenance in several water and sewage systems, in the amount of R$ 2.5 million; (ii) water and sewage network maintenance, in the amount of R$ 1.2 million; and (iii) fuel and lubricants, in the amount of R$ 0.5 million.

5.3. Treatment supplies

Treatment supplies expenses in 2Q13 were R$ 3.8 million or 7.4% higher than in 2Q12, from R$ 51.4 million to R$ 55.2 million. The main factors for this variation were:

•         Increase of R$ 2.9 million due to the higher consumption of aluminum polychloride in the Jundiaí, Taiaçupeba, Guarapiranga and Rio Grande dams, ensuring better water quality in these reservoirs;

•         Higher consumption of sodium hypochlorite, with an increase of R$ 2.2 million, due to the use of this product in replacement of “Cloro Gas” in the Hortolândia, Paulínia, Indaiá and Rio Grande water treatment station, due to higher efficiency in water treatment and higher handling operational security;

•         Higher consumption of aluminum sulfate, with an increase of R$ 1.2 million, due to higher consumption of this product at the Taiaçupeba water treatment station, aiming at reducing the concentration of iron and manganese in water, associated with price adjustments; and

•         Increase of R$ 1.7 million from the consumption of products, such as: (i) hydrogen peroxide, due to the odor increase I several sewage pumping stations in the Baixada Santista region; and (ii) oxygen, due to the increase in the average flow in the Taubaté/Tremembé Sewage Treatment Stations.

The increases mentioned above were offset, specially, by the lower consumption of activated carbon at the Taiaçupeba, ABV and Guaraú water treatment stations, due to better climate conditions and water quality, resulting in R$ 7.5 million decrease.

5.4. Services

In 2Q13 this item grew R$ 42.5 million or 16.8%, from R$ 252.6 million in 2Q12 to R$ 295.1 million in 2Q13. The main factors were:

•        Increase in the estimated services expenses, in the amount of R$ 12.2 million, due to the reversion of provisions in the amount of R$ 6.5 million in 2Q12 and the increase in the estimated expense in the amount of R$ 5.7 million in 2Q13;

•        Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 9.0 million;

•        Maintenance in the water and sewage network connections, in the amount of R$ 5.9 million, due to the intensification of services in several areas of the São Paulo Metropolitan Region, and to price adjustment referring to the Global Sourcing contract;

•        Hydrometer reading and bill delivery expenses in the amount of R$ 2.9 million, as a result of the new contracts and price adjustment in the São Paulo Metropolitan Region;

•        Paving services and replacement of sidewalks in the amount of R$ 2.9 million, related to the Corporate Program for Water Loss Reduction; and

•        Maintenance of properties and facilities, in the amount of R$ 1.8 million.

5.5. Electric power

This item decreased R$ 14.6 million, or 9.9%, from R$ 147.6 million in 2Q12 to R$ 133.0 million in 2Q13, due to the average decrease of approximately 22.7% in the Tariff for the Use of Distribution System (TUSD), as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13, resulting in a decrease of R$ 17.5 million. The decrease mentioned above was partially offset by a 15.4% increase in the tariffs of the free market, resulting in an increase of R$ 3.9 million in the period.

5.6. General expenses

General expenses increased R$ 62.6 million or 50.6%, from R$ 123.7 million in 2Q12 to R$ 186.3 million in 2Q13, due to:

•         Provision for lawsuits, in the amount of R$ 49.0 million, mainly related to environmental contingencies in the amount of R$ 25.6 million in 2Q13; and reversion of provisions with suppliers in 2Q12, in the amount of R$ 29.9 million; and

•         Provision for payment to the Municipal Fund for Sanitation Environment and Infrastructure, pursuant to the Service Agreement with the São Paulo Municipal Government, in the amount of R$ 6.4 million, as a result of the increase in revenues.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$ 19.7 million or 11.1%, from R$ 177.0 million in 2Q12 to R$ 196.7 million in 2Q13, due to the transfer of works to the operating intangible asset, with a net increase of R$ 2.1 billion.

5.8. Credit write-offs

Credit write-offs decreased R$ 17.8 million or 48.6%, from R$ 36.6 million in 2Q12 to R$ 18.8 million in 2Q13, chiefly due to the reversion of provisions in the amount of R$ 15.3 million referent to installment agreements settled.

6. Net Financial expenses

				R$ million
	2Q12	2Q13	Var.	%
Financial expenses, net of revenues	(48.2)	(11.5)	36.7	(76.1)
Net monetary variation	(283.2)	(195.8)	87.4	(30.9)
Net financial	(331.4)	(207.3)	124.1	(37.4)

6.1. Financial revenues and expenses

				R$ million
	2Q12	2Q13	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	69.9	64.9	(5.0)	(7.2)
Interest and charges on international loans and financing	25.7	22.1	(3.6)	(14.0)
Other financial expenses	14.1	5.6	(8.5)	(60.3)
Total financial expenses	109.7	92.6	(17.1)	(15.6)
Financial revenues	61.5	81.1	19.6	31.9
Financial expenses net of revenues	48.2	11.5	(36.7)	(76.1)

6.1.1. Financial expenses

In 2Q13 financial expenses dropped R$ 17.1 million, or 15.6%. The main reasons for this result were:

•         Decrease in interest and charges on domestic loans and financing due to lower interest rates and to the change in debt (issue of the 17th debenture in February 2013 and anticipation of the amortization of the 11th debenture balance);

•         Decrease in interest and charges on international loans and financing due to the lower appreciation of the Yen versus the Brazilian Real in 2Q13 (4.2%), when compared to the appreciation of 16.6% presented  in 2Q12; and

•         Decrease in other financial expenses, due to the reversion of interest over provisions for lawsuits regarding clients.

6.1.2. Financial revenues

Financial revenues increased by R$ 19.6 million due to the interest over installment agreements.

6.2. Monetary variation on assets and liabilities

				R$ million
	2Q12	2Q13	Var.	%
Monetary variation on loans and financing	8.9	16.4	7.5	84.3
Currency exchange variation on loans and financing	281.7	201.7	(80.0)	(28.4)
Other monetary/exchange rate variations	2.1	(2.1)	(4.2)	(200.0)
Monetary variation on liabilities	292.7	215.9	(76.8)	(26.2)
Monetary variation on assets	9.5	20.1	10.6	111.6
Net monetary variation	283.2	195.8	(87.4)	(30.9)

6.2.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2Q13 was R$ 76.8 million lower than in 2Q12, specially:

•         Decrease in the exchange rate variation on loans and financing, in the amount of R$ 80.0 million, due to: (i) the lower appreciation of the Yen versus the Brazilian Real in 2Q13 (4.2%), compared with 14.6% appreciation in 2Q12; and (ii) the lower appreciation of the US Dollar versus the Brazilian Real in 2Q13 (10.0%) when compared to the 10.9% appreciation recorded in 2Q12;

•         Decrease in other monetary/exchange variation in the amount of R$ 4.2 million due to provision for lawsuits in the amount of R$ 4.7 million; and

•         Increase in the expenses related to monetary variation on domestic loans and financing, in the amount of R$ 7.5 million, due to the 17th debenture issue in February 2013.

6.2.2. Monetary variation on assets

Monetary variation on assets increased by R$ 10.6 million in 2Q13, chiefly due to updates on installments agreements.

7. Income tax and social contribution

Income tax and social contribution expenses increased by R$ 131.6 million, mainly due to the accounting recognition in 2Q12 of additional amount of Interest on Own Capital declared in 2011, which decreased the tax basis in that period.

8. Operating indicators

The water loss ratio presented a light increase, closing the quarter at 25.3%.

Note that the funds obtained from JICA will finance the initiatives in the 1st Stage of the Program, whose execution is scheduled to begin in the second half of 2013, when the ratio is expected to resume its decline.

Operating indicators*	2Q12	2Q13%
Water connections (1)	7,576	7,778	2.7
Sewage connections (1)	6,017	6,223	3.4
Population directly served - water (2)	24.1	24.4	1.2
Population directly served - sewage (2)	20.7	21.2	2.4
Number of employees	14,496	15,121	4.3
Water volume produced (3)	1,531	1,514	(1.1)
Water losses (%)	25.9	25.3	(2.3)

(1)    Total connections, active and inactive, in thousand units at the end of the period
(2)    In million inhabitants, at the end of the period. Not including wholesale
(3)    In millions of cubic meters at the end of the period
(*)    Unaudited

9. Loans and financing

								R$ million
INSTITUTION	2013	2014	2015	2016	2017	2018	2019 and onwards	Total
Local market
Banco do Brasil	194.3	100.3	-	-	-	-	-	294.6
Caixa Econômica Federal	58.3	79.9	58.4	58.0	60.7	64.1	644.3	1,023.7
Debentures	-	-	594.3	235.0	237.1	405.8	852.4	2,324.6
Debentures BNDES	24.9	57.0	72.8	72.8	72.8	72.8	194.7	567.8
Debentures FI FGTS	-	22.7	45.4	45.5	45.5	45.5	294.9	499.5
BNDES	21.9	44.8	46.0	46.3	46.3	46.3	185.9	437.5
Others	0.3	0.5	0.6	0.6	0.7	0.5	330.5	333.7
Interest and charges	30.8	41.0	-	-	-	-	-	71.8
Local market total	330.5	346.2	817.5	458.2	463.1	635.0	2,502.7	5,553.2
International market
BID	42.3	84.5	84.6	84.6	100.1	44.5	523.4	964.0
BIRD	-	-	-	-	-	-	70.4	70.4
Eurobonds	-	-	-	309.8	-	-	768.8	1,078.6
JICA	24.4	48.9	48.9	48.8	49.1	49.4	679.2	948.7
BID 1983AB	-	53.0	53.0	53.1	53.0	52.6	127.5	392.2
Interest and charges	16.0	3.3	-	-	-	-	-	19.3
International market total	135.8	189.7	186.5	496.2	201.8	133.1	2,130.1	3,473.2
Total	466.3	535.9	1,004.0	954.4	664.9	768.1	4,632.8	9,026.4

10. Events

Conference Call in English

August 15, 2013

1:30 pm (US EST) / 2:30 pm (Brasilia)

Dial in: 1 (412) 317-6776

Conference ID: Sabesp

Replay available until 08/20/2013

Dial in: 1(412) 317-0088

Replay ID: 10031160

Click here to access the webcast

Conference Call in Portuguese

August 15, 2013

10:00 am (US EST) / 11:00 am (Brasilia)

Dial in: 55 (11) 3728-5971 / 55 (11) 3127-4971

Conference ID: Sabesp

Replay available until 08/20/2013

Dial in: 55 (11) 3127-4999

Replay ID: 39238190

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income statement

Corporate Law Method (Law No. 6,404/76)		R$ '000
	PARENT COMPANY
	2Q13	2Q12
Gross Revenue from Sales and Services	2,964,272	2,626,406
Water Supply - Retail	1,196,615	1,049,444
Water Supply - Wholesale	52,877	49,919
Sewage Collection and Treatment	1,013,554	901,397
Sewage Collection and Treatment - Wholesale	8,436	6,286
Construction Revenue - Water	276,904	249,752
Construction Revenue - Sewage	379,940	328,126
Other Services	35,946	41,482

Taxes on Sales and Services - COFINS and PASEP	(167,994)	(151,357)

Net Revenue from Sales and Services	2,796,278	2,475,049

Costs of Sales and Services	(1,731,945)	(1,567,770)

Gross Profit	1,064,333	907,279

Operating Expenses
Selling	(164,722)	(168,512)
Administrative	(184,843)	(116,040)
Other operating revenue (expenses), net	1,507	18,397

Operating Income Before Shareholdings	716,275	641,124
Equity Result	(111)	(1,297)

Earnings Before Financial Results, net	716,164	639,827
Financial, net	(5,823)	(49,890)
Exchange gain (loss), net	(201,433)	(281,485)

Earnings before Income Tax and Social Contribution	508,908	308,452

Income Tax and Social Contribution

Current	(116,317)	24,541
Deferred	(30,922)	(40,181)

Net Income (loss) for the period	361,669	292,812
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.53	0.43
Depreciation and Amortization	(196,758)	(177,015)
Adjusted EBITDA	911,415	798,445
% over net revenue	32.6%	32.3%

Balance sheet

Brazilian Corporate Law		R$ '000
ASSETS	PARENT COMPANY
	06/30/2013	12/31/2012

Current
Cash and Cash Equivalents	1,669,087	1,915,974
Accounts Receivable from Clients	1,033,698	1,038,945
Related Party Balance	115,156	109,273
Inventory	52,307	53,028
Restricted cash	12,488	64,977
Recoverable Taxes	17,663	118,421
Other Receivables	68,463	29,980
Total Current Assets	2,968,862	3,330,598

Non-Current
Long Term Assets:
Accounts Receivable from Clients	335,769	335,687
Related Party Balance	135,233	153,098
Judicial Deposits	51,955	53,158
Deferred income tax and social contribution	135,672	145,302
National Water Agencie - ANA	103,195	108,099
Other Receivables	94,778	111,047
	856,602	906,391

Investments	20,922	20,826
Investment properties	54,039	54,046
Intangible Assets	22,892,185	21,967,526
Permanent Assets	190,865	196,710
	23,158,011	22,239,108
Total Non-Current Assets	24,014,613	23,145,499

Total Assets	26,983,475	26,476,097

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2013	12/31/2012
Current
Contractors and Suppliers	239,393	295,392
Current portion of
long term loans	766,323	1,342,594
Salaries and Payroll Charges	312,419	267,332
Other taxes and contributions payable	86,713	152,710
Interest on Own Capital Payable	151	414,355
Provisions	594,456	565,083
Services payable	404,710	389,091
Public private partnership	13,759	24,357
Contracts agreementes payables	155,931	148,220
Other payables	129,174	159,055
Total Current Liabilities	2,703,029	3,758,189

Non-Current
Loans and Financing	8,260,155	7,532,661
Deferred Cofins/Pasep taxes	127,812	123,731
Provisions	616,161	624,071
Pension Plan Obligations	2,652,990	2,592,550
Public private partnership	335,789	331,960
Contracts agreementes payables	98,502	87,407
Other Payables	154,605	168,766
Total Non Current Liabilities	12,246,014	11,461,146

Shareholders' Equity
Capital Stock	6,203,688	6,203,688
Capital Reserves	5,431,688	5,511,889
Other comprehensive income	(458,815)	(458,815)
Income reserve and accrued earnings	857,871	-
Total Shareholders' Equity	12,034,432	11,256,762

Total Liabilities and Shareholders' Equity	26,983,475	26,476,097

Cash flow

Brazilian Corporate Law		R$ '000
Description	PARENT COMPANY
	Jan-Jun/13	Jan-Jun/12
Cash flow from operating activities
Earnings before income tax and social contribution	1,271,359	1,063,640
Provision and provisions monetary variation	157,834	(6)
Financial charges from clients	(118,983)	(76,551)
Losses from the sale of fixed and intangible assets	5,433	2,056
Depreciation and Amortization	391,924	363,511
Interest calculated over loans and financing payable	192,352	204,957
Monetary and exchange variation over loans and financing	112,612	139,890
Variation on liabilities and interest	12,974	863
Variation on assets and interest	(8,736)	(5,182)
Provisions for bad debt	165,304	183,738
Provision for the conduct adjustment agreement (TAC)	10,228	20,315
Equity result	261	3,057
Provision for Sabesprev Mais	4,849	(5,147)
Other write-offs	(21,512)	3,668
São Paulo municipal goverment transfers	(5,007)	(2,638)
Fair value margin on intangible assets from
Indemnities receivables	(23,262)	(23,862)
Pension plan obligations	130,853	48,649
Adjusted net income (generated by operating activities)	2,278,483	1,920,958

Variation on Assets and Liabilities	(301,029)	(126,068)
(Increase) decrease in assets:
Accounts receivable from clients	(40,196)	53,196
Balances and transactions with related parties	19,758	28,946
Inventories	455	10,443
Recoverable Taxes	(21,226)	(20,715)
Other accounts receivable	(17,310)	(54,003)
Judicial deposits	1,203	(36,306)
Increase (decrease) in liabilities:
Contractors and suppliers	(22,834)	(71,735)
Salaries and payroll charges	45,087	18,800
Pension plan obligations	(70,413)	(5,022)
Other taxes and contributions payable	(66,150)	(78,891)
Payment for services	15,619	(7,619)
Other accounts payable	(12,732)	147,351
Contingencies	(136,371)	(111,920)
Defered COFINS/PASEP Taxes	4,081	1,407

Others	(572,594)	(505,560)
Interest paid	(294,990)	(320,951)
Income tax and contribution paid	(277,604)	(184,609)

Net cash generated from operating activities	1,404,860	1,289,330

Cash flow from investing activities:
Acquisition of property, plant and equipment	(7,947)	(9,198)
Acquisition of intangible assets	(999,765)	(858,859)
Increase in investment	(357)	(5,064)
Restricted cash	52,489	8,882
Net cash used in investing activities	(955,580)	(864,239)

Cash flow from financing activities
Funding	1,262,709	888,842
Amortizations	(1,409,371)	(1,174,793)
Payment of interest on own capital	(498,648)	(537,772)
Public and private partnership	(20,963)	-
Program contracts payables	(29,894)	-
Net cash generated (invested) at financing activities	(696,167)	(823,723)

Increase (decrease) in cash and equivalents	(246,887)	(398,632)
Cash and cash equivalents at the beginning of the period	1,915,974	2,142,079
Cash and cash equivalents at the end of the period	1,669,087	1,743,447
Changes in Cash and Cash Equivalents	(246,887)	(398,632)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 16, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.